SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 2

                  MARKETING SPECIALISTS CORPORATION f/k/a
                        MERKERT AMERICAN CORPORATION
         ----------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)

                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              January 7, 2000
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
          following:                               ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MS Acquisition Ltd.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  WC
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          5,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
          REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          5,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,136,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          59.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MSSC Acquisition Corporation

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          5,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
          REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          5,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,136,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          59.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Richmont Capital Partners I, L.P.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          5,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
          REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          5,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,136,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          59.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  J.R. Investments Corp.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          5,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
          REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          5,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,136,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          59.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  John P. Rochon

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          5,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
          REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          5,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,136,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          59.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN

                                SCHEDULE 13D



     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nick G. Bouras

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          5,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
          REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          5,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,136,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          59.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Timothy M. Byrd

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          5,600,617
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
            EACH                          3,535,972
          REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          5,600,617
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,136,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          59.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN



            This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999.

      The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 3.     Source and Amount of Funds or Other Consideration

Acquisitions of Beneficial Ownership

      The Stock Purchase Agreement

      Pursuant to the terms of that certain Common Stock Purchase
Agreement, dated as of January 7, 2000, by and among MS Acquisition and the Company (the "Stock Purchase Agreement"), MS Acquisition purchased 1,577,287 shares of Common Stock of the Company at a price of $3.17 per share, for an aggregate purchase price of $5,000,000.

      The funds used by MS Acquisition in its acquisition of shares were drawn from the working capital of MS Acquisition.

      The Item 2 Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by MS Acquisition, other than (i) the 1,577,287 shares acquired as a result of the Stock Purchase Agreement and
(ii) the 4,023,330 shares of Common Stock directly owned by MS Acquisition before the execution of Stock Purchase Agreement (as previoulsy reported on Schedule 13D).


Item 4.     Purpose of Transactions.

The Stock Purchase Agreement

      The Stock Purchase Agreement was entered into between the Company and MS Acquisition in order to provide an additional source of capital for the Company's ongoing operations, and to enhance the Company's short-term and long-term liquidity.

      Pursuant to the Stock Purchase Agreement, MS Acquisition agreed to acquire directly from the Company an additional 1,577,287 shares of Common Stock at a price of $3.17 per share, for an aggregate purchase price of $5,000,000. The per share price was determined using the average of the closing prices per share of Common Stock on the Nasdaq Stock Market for the thirty (30) days prior to the issuance of the Common Stock.

      The Item 2 Persons may buy or sell additional shares of Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      Except as set forth above or as previously disclosed on Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.


Item 5.     Interest in the Securities of the Issuer.

(a)

      MS Acquisition

      The aggregate number of shares of the Common Stock which MS
Acquisition may be deemed to beneficially own under Rule 13d-3 of the Act is 9,136,589, which constitutes approximately 59.3% of the 15,415,431 shares of such Common Stock outstanding as of January 7, 2000.

      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 9,136,589 shares of Common Stock, which constitutes approximately 59.3% of the 15,415,431 shares of such Common Stock outstanding as of January 7, 2000.

(b)

      MS Acquisition

      MS Acquisition possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 5,600,617 shares of Common Stock, which constitutes approximately 36.3% of the 15,415,431 shares of such Common Stock outstanding as of January 7, 2000.

      MS Acquisition possesses the shared power to vote or direct the vote of 3,535,972 shares of Common Stock, which constitutes approximately 23.0% of the 15,415,431 shares of such Common Stock outstanding as of January 7, 2000.

      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 5,600,617 shares of Common Stock, which constitutes approximately 36.3% of the 15,415,431 shares of such Common Stock outstanding as of January 7, 2000.

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the shared power to vote or direct the vote of 3,535,972 shares of Common Stock, which constitutes approximately 23.0% of the 15,415,431 shares of such Common Stock outstanding as of January 7, 2000.

      However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of the 3,535,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported amd described in this Schedule 13D).

      Other than with respect to the rights created under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such 3,535,972 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.

(c)

      As described in Items 3 and 4 of this Amendment, MS Acquisition entered into the Stock Purchase Agreement with the Company on January 7, 2000. Pursuant to the Stock Purchase Agreement, MS Acquisition purchased 1,577,287 shares of Common Stock at a price of $3.17 per share. This transaction was consummated within the last sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


      As previously disclosed on Schedule 13D, MS Acquisition is a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, MS Acquisition and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company held by such parties. The Common Stock purchased by MS Acquisition pursuant to the Stock Purchase Agreement is covered by the terms of the Registration Rights Agreement.

      After 180 days following the date of the Registration Rights Agreement, one or more of the holders of at least 40% of the Common Stock received by the Former RMSI Shareholders in the Merger (as previously described in this Schedule 13D) may require the Company to file a registration statement covering the resale of the shares of such Common Stock on up to six occasions. The cost of these registrations will be borne by the Company.


            Item 7.     Material Filed as Exhibits.


Exhibit I         - -   Joint Filing Agreement among RMSI, MS Acquisition,
                        MSSC, RCPI and JRIC.

Exhibit II        - -   Voting Agreement, dated as of April 28, 1999,
                        between RMSI, Monroe & Company II, LLC, Joseph T.
                        Casey, Glenn F. Gillam, Douglas H. Holstein, Gerald
                        R. Leonard, Sidney D. Rogers, Jr. and Thomas R.
                        Studer.

Exhibit III       - -   Agreement and Plan of Merger, dated as of April 28,
                        1999, by and among the Company, RMSI, MS
                        Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                        Gary R. Guffey and Jeffrey A. Watt.

Exhibit IV        - -   Form of Certificate of Merger and Exhibit A to
                        Certificate of Merger.

Exhibit V         - -   Post-Merger Voting Agreement, by and among MS
                        Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                        Gary R. Guffey, Jeffrey A. Watt, Monroe & Company,
                        LLC and JLM Management Company, LLC.

Exhibit VI        - -   Registration Rights Agreement, dated as of August
                        18, 1999, by and among Merkert American
                        Corporation, MS Acquisition Limited, Ronald D.
                        Pedersen, Bruce A. Butler, Gary R. Guffey and
                        Jeffrey A. Watt.

Exhibit VII       - -   Joint Filing Agreement among MS Acquisition, MSSC,
                        RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII      - -   Common Stock Purchase Agreement, dated as of
                        January 7, 2000, by and between Marketing
                        Specialists Corporation and MS Acqusition Limited.*





* Filed with this Amendment.



                                   SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 2000                        MS ACQUISITION LTD.

                                          By:   MSSC Acquisition Corporation,
                                                General Partner

                                                By:  /s/ Timothy M. Byrd
                                                     __________________________
                                                Name:  Timothy M. Byrd
                                                Title: Chief Financial Officer



                                 EXHIBIT INDEX


Exhibit I  -      Joint Filing Agreement among RMSI, MS Acquisition,
                  MSSC, RCPI and JRIC

Exhibit II -      Voting Agreement, dated as of April 28, 1999,
                  between RMSI, Monroe & Company II, LLC,
                  Joseph T. Casey, Glenn F. Gillam, Douglas H.
                  Holstein, Gerald R. Leonard, Sidney D.
                  Rogers, Jr. and Thomas R. Studer

Exhibit III -     Agreement and Plan of Merger, dated as of
                  April 28, 1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen,
                  Bruce A. Butler, Gary R. Guffey and Jeffrey
                  A. Watt

Exhibit IV -      Form of Certificate of Merger and Exhibit A to
                  Certificate of Merger

Exhibit V -       Post-Merger Voting Agreement, by and among MS
                  Acquisition, Ronald D. Pedersen, Bruce A.
                  Butler, Gary R. Guffey, Jeffrey A. Watt,
                  Monroe & Company, LLC and JLM Management
                  Company, LLC

Exhibit VI -      Registration Rights Agreement, dated as of August 18, 1999, by and among Merkert American Corporation, MS Acquisition
                  Limited, Ronald D. Pedersen, Bruce A. Butler, Gary R.
                  Guffey and Jeffrey A. Watt.

Exhibit VII -     VII - Joint Filing Agreement among MS Acquisition, MSSC,
                  RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII -    VIII - Common Stock Purchase Agreement, dated as of
                  January 7, 2000, by and between Marketing Specialists
                  Corporation and MS Acqusition Limited.*





                                *Filed with this Amendment